Peer Review Mediation letterhead

August 14, 2012

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Telephone: (202) 551-3344

Re:

Peer Review Mediation and Arbitration Inc.

            File No. 333-123910

Dear Sir or Madam:

In response to the comment letter dated July 30, 2012, we confirm that we are aware of our obligations under the Act.   We hereby acknowledge that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Peer Review Mediation and Arbitration, Inc.

By:   /s/Willis Hale

Willis Hale,

President